January 27, 2025

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Ms. Pam Howell and Ms. Brigitte Lippmann
Office of Real Estate and Construction

Re:	Groundfloor Yield LLC Offering Statement on Form 1-A Filed: November 14, 2024 File No. 024-12530

Dear Ms. Howell and Ms. Lippmann:

We are submitting this letter on behalf of our client, Groundfloor Yield LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated December 9, 2024 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A POS (the “Offering Statement”), as filed with the SEC on November 14, 2024.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being refiled concurrently with this response.

Offering Statement on Form 1-A filed November 14, 2024
Cover Page

1.        Please state the volume of each series of bonds that you intend to qualify in this offering. See Rule 253(b)(4).

Response:

The Company acknowledges the comment. Rule 253(b)(4) states that the “volume of securities (number of equity securities or aggregate principal amount of debt securities) to be offered may not be omitted . . .” The debt securities or Promissory Notes are priced at $10.00 each and the aggregate initial offering price of the Promissory Notes shall be $75,000,000 with no minimum offering. As such, the Company intends to qualify an aggregate amount of 7,500,000 Promissory Notes, bearing the particular terms to maturity and interest rates as highlighted in the circular.

2.       We note the two interest rates set forth in the table here and in the securities being offered section. Please clarify what this is meant to represent. To the extent this is meant to be an interest rate range, please advise us whether you plan to file a supplement or amendment to notify investors of the actual interest rate. We may have further comment.

Response:

The Company acknowledges the comment. The interest rates noted are not interest rate ranges. They represent the interest rates a Promissory Note bears, under a particular term to maturity. For example, a Promissory Note with a term to maturity of 24 months bears interest at either 8.0%, 8.5%, or 9.0%. The investor in the Promissory Note is made aware of the particular rate(s) upon investment.

Offering Circular Summary

Groundfloor Platform

Groundflorr Yield, LLC (“GFY”), page 5

3.            We note your disclosure that the sole purpose of Groundfloor Yield, LLC (“GFY”) is to acquire loans from Groundfloor Holdings, LLC (“GFH”), and that such loans typically stay on the balance sheet of GFY for five (5) days, but in any event for no more than thirty (30) days, before being sold to affiliated companies. We further note the assets on GFY's balance sheets appear to primarily be intercompany receivables, and that such intercompany receivables appear to represent amounts due from Groundfloor Finance Inc. Please clarify for us if GFY acquires the loans. To the extent GFY acquires the loans, please tell us why such loans are not reflected on the GFY balance sheets that are included in the offering circular. Please revise your filing as necessary.

Response:

The Company acknowledges the comment. GFY acquires the loans. GFY’s balance sheets represent a snapshot of the Company’s financial positions at a fixed point during the relevant six month or annual reporting periods. As noted, the loans GFY acquires are held for a limited period of time before they are sold to an affiliated company, such as Groundfloor Finance Inc. (“Groundfloor”). The intercompany receivables noted are outstanding payments owed to GFY by Groundfloor arising from GFY’s transfer of cash received from the Promissory Notes to Groundfloor. Given the payments owed to GFY by Groundfloor are outstanding until the earlier of the Promissory Notes’ term or settlement via early repayment, they remain on the Company’s balance sheets. The Company has discretion over the timing of when loans are acquired by GFY. Given the fact that the loans GFY acquires from GFH are held for a limited period of time before they are sold to an affiliated company, we note that such loans are not held by GFY as of the respective balance sheet dates presented within the Company’s financials.

 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

4.             We note that the interest income and interest expenses are the same for the financial periods presented. Please explain how the interest income and expenses are equal for each period and whether it is possible for the company to generate net revenues. If not, please explain how the company intends to reach the point where funds provided by operations will be sufficient to fund working capital requirements. Please also provide additional risk factor disclosures regarding the limited ability to generate revenues and the limited availability of cash flow, which would make the company more susceptible to default if the loans are not repurchased by an affiliate or the loans default during the time held by your company.

Response:

The Company acknowledges the comment. Cash received from investors through the issuance of Promissory Notes is automatically transferred to Groundfloor. In exchange, Groundfloor is responsible for repaying the Company the amount equal to accrued interest at the conclusion of the Promissory Notes’ term, which represents interest income earned on the Promissory Notes. In turn, such interest income is equivalent to the interest expense owed by the Company to the third-party investors in the Promissory Notes.

As noted in the offering circular, the Company’s sole purpose is to acquire loans from GFH through the proceeds raised from the sale of Promissory Notes, which loans are then sold to affiliated companies. As noted in our response above, the Company earns interest income from cash transferred to Groundfloor over the term of the Promissory Note, which is equivalent to the interest expense owed to third party investors. The Company does not have any other business operations, and therefore, does not generate net revenue from its operations. Since our inception, the Company and our parent company Groundfloor Finance, Inc., have financed its operations through debt and equity financing from various sources. The Company is dependent upon and intends to continue raising additional capital or seeking additional equity financing to fund its current operating plans and working capital needs until such time that funds provided by operations of company or parent company are sufficient to fund working capital requirements.

Management believes that the risks related to the Company’s limited ability to generate revenues and limited availability of cash flows are addressed by the following risk factor disclosures already included in our offering circular on page 11:

The Company may not be able to generate sufficient cash to service its obligations under the Promissory Notes.

The Company’s ability to make payments on the outstanding Promissory Notes will depend on the performance of the portfolio of real estate loans that the Company holds, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond the Company’s control. The Company may be unable to maintain a level of cash flows from its portfolio of real estate loans sufficient to permit the Company to pay principal and interest on the Promissory Notes. The Promissory Notes are secured by solely the assets of the Company and no other party is obligated to make any payments to Investors on the Notes, nor does any party guarantee payments from the real estate loans. Further, the Promissory Notes are not insured or guaranteed by the United States or any governmental entity. Payments on any Promissory Notes will depend solely on the amount and timing of payments and other collections in respect of the real estate loans owned by the Company. There is no guarantee that such amounts received by the Company are sufficient to make full and timely payments on the Notes. If delinquencies and losses create shortfalls, you may experience delays in payments due under the Notes you hold and you could suffer a loss.

Holders of Promissory Notes are exposed to the credit risk of the Company.

Promissory Notes are the full and unconditional obligations of the Company and are fully recourse to the Company’s assets. You will have a first priority security interest in all assets of the Company. However, the Promissory Notes may still be subject to non-payment by the Company in the event of our bankruptcy or insolvency. In an insolvency proceeding, there can be no assurances that you will recover the full amount of your investment in the Promissory Notes.

If we or Groundfloor Finance were to cease operations or enter into bankruptcy proceedings, the servicing of the Promissory Notes would be interrupted or may halt altogether.

 If we were to become subject to bankruptcy or similar proceedings or if we ceased operations, the Company, or a bankruptcy trustee on our behalf, might be required to find other ways to service the Promissory Notes. Such alternatives could result in delays in the disbursement of payments on the Promissory Notes or could require payment of significant fees to another company to service the Promissory Notes. Since we have not entered into any back-up servicing agreements, if we were to cease operations or otherwise become unable to service the Promissory Notes without transferring such Promissory Notes to another entity, the operation of the Mobile App and the servicing of the Promissory Notes would be interrupted and may halt altogether unless another way to service the Promissory Notes on behalf of investors was secured. In the event that we were to cease operations or enter into bankruptcy proceedings, recovery by a holder of a Promissory Note may be substantially delayed while back-up servicing is secured, if practicable, or such services halted altogether, and such recovery may be substantially less than the amounts due and to become due on such Promissory Note.

Interest of Management and Others in Certain Transactions, page 45

5.            Please provide clear disclosure in this section of the transactions required to be disclosed by Item 13(a) of Part II of Form 1-A.

Response:

The Company acknowledges the comment. Item 13(a) of Part II of Form 1-A requires a brief description of any transaction during the issuer’s last two completed fiscal years and the current fiscal year, in which the issuer or any of its subsdiaries was a participant and any director, executive officer, or major securityholder of the issuer had a material interest in such transaction. The Company confirms that there are no transactions to be disclosed under this Item.

Experts, page 51

6.       Please amend your filing to also provide disclosure regarding the use of the audit report pertaining to the financial statements of Groundfloor Finance, Inc. and Subsidiaries.

Response:

The Company acknowledges the comment. The filing has been amended to provide disclosure regarding the use of the audit report of the financial statements of Groundfloor Finance, Inc. and Subsidiaries. See page 51.

General

7.       We note that the website contains disclosures regarding expected returns. Please remove such statements, as they are inconsistent with the interest rates on the notes being offered pursuant to this offering circular. Similarly, we note references to an auto investor account; yet there is no disclosure of such auto invest feature in the disclosure in the offering circular. We also note that the website refers to $100 minimum to start investing; yet the minimum for this offering appears to be $10 for one note. Please reconcile.

Response:

The Company acknowledges the comment. The website has been updated to correspond with this offering circular. Any inconsistent offering amounts or terms are in relation to separate offerings not related to the Company’s current Form 1-A Offering.

8.       Please revise the disclosure in part I to clearly disclose the amount sold within the last 12 months pursuant to the prior Form 1-A, the most recent post qualification amendment was qualified July 27, 2023. In this regard we note that the financial statements for the six month ended June 30, 2024 reflect the issuance of stairs notes. Please disclose the time period during which such notes were issued.

Response:

The Company acknowledges the comment. Part I has been revised to disclose the amount of securities sold within the last 12 months under the prior Form 1-A. The time period during which the stairs notes were issued with regard to the financial statements for the six months ended June 30, 2024 is January 1, 2024 to June 30, 2024.

Sincerely,

Brian S. Korn

cc:	Nick Bhargava
Groundfloor Yield LLC